November 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:                             Onconova Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-234360)

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Onconova Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 10:30 a.m. (Eastern Time), or as soon as practicable thereafter, on November 21, 2019, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
	Name:	Edward D. Silvera
	Title:	Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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